Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 19, 2013, (except for Note 18 and Note 19 as to which the date is                  , 2013) in Amendment No. 14 to the Registration Statement (Form S-1 No. 333-164484) and related Prospectus of Ryerson Holding Corporation dated March 22, 2013.

Ernst & Young LLP

Chicago, Illinois

The foregoing consent is in the form that will be signed upon the completion of the termination of the corporate advisory services agreement and the completion of the         for 1.00 split of the common stock of Ryerson Holding Corporation as described in Note 19 to the consolidated financial statements.

/s/ Ernst & Young LLP

Chicago, Illinois

March 22, 2013